Exhibit 3.1

FIRST AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
DIAMONDBACK ENERGY, INC.
(Adopted by the Board of Directors effective as of April 23, 2018)

This First Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Diamondback Energy, Inc., a Delaware corporation (the “Company”), hereby amends the Bylaws in the following respects:

1. Section 2.5(d) of Article II of the Bylaws is hereby amended and restated in its entirety as follows:

(d) Required Vote.

(i) Uncontested Election. Except as provided in Section 2.5(d)(ii) and subject to the rights of any holders of one or more series of preferred stock of the Corporation (“Preferred Stock”), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, each director shall be elected by a vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this Section 2.5(d)(i), a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. In an uncontested election, any incumbent director who is not elected because he or she does not receive a majority of the votes cast shall immediately tender his or her resignation for consideration by the Board. The Board will evaluate whether to accept or reject such resignation, or whether other action should be taken; provided, however, that the Board will act on such resignation and publicly disclose its decision to accept or reject such resignation and the rationale behind such decision within 90 days from the date of the certification of the director election results. The Board may fill any vacancy resulting from the non-election or resignation of a director as provided in these Bylaws or the Certificate of Incorporation.

(ii) Contested Election. Subject to the rights of any holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, in a contested election, each director shall be elected by a plurality of the votes cast, which shall mean that the directors receiving the largest number of “for” votes will be elected in such contested election, at any meeting for the election of directors at which a quorum is present. For purposes of this Section 2.5(d)(ii), a contested election means an election in which (i) as of the last day for giving notice of a stockholder nominee, a stockholder has nominated a candidate for director in accordance with the requirements of these Bylaws, and (ii) as of the date that notice of the annual meeting is given, the Board considers that a stockholder-nominated director candidacy has created a bona fide election contest.

(iii) All Other Matters. Except as set forth in Section 2.5(d)(i) and Section 2.5(d)(ii), all other matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

2. Except as specifically amended above, the Bylaws shall remain in full force and effect.